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AISHA J. HUNT aisha.hunt@dechert.com 1 415 262 4594 Direct +1 415 262 4555 Fax

October 18, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Mary A. Cole, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the Registrant’s registration statements on Form N-1A relating to the addition of three new funds of the Registrant, the West Shore Real Return Income Fund,1 the Larkin Point Equity Preservation Fund and the Redwood Managed Volatility Fund (each a “Fund” and collectively, the “Funds”), each filed with the Commission on August 8, 2013.  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to each Fund’s registration statement on its behalf.  Below, we describe the changes made to each Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 17 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 22, 2013.

GLOBAL COMMENTS – ALL FUNDS

COMMENTS TO THE PROSPECTUS

Comment 1.

In the Fees and Expenses—Shareholder Fees table, consider deleting the “Maximum Sales Charge (Load) Imposed On Reinvested Dividends and other Distribution” line item.

Response 1.

Comment accepted. This line item has been deleted.

1 As noted in response to Comment 3 below, the West Shore Real Asset Income Fund has been renamed the West Shore Real Return Income Fund.

Comment 2.

Please confirm whether the expense waiver shown in the Fees and Expenses—Annual Fund Operating Expenses table for each Fund is in place for at least one year.

Response 2.

We confirm that each expense waiver will be in place for at least one year.

WEST SHORE REAL RETURN INCOME FUND

COMMENTS TO THE PROSPECTUS

Comment 3.

Please confirm that the Fund will have a policy to invest at least 80% of its net assets in “real assets.”

Response 3.

The Fund has been renamed the West Shore Real Return Income Fund.

Comment 4.

Please include a line item for “Acquired Fund Fees and Expenses” in the Fees and Expenses—Annual Fund Operating Expenses table, if appropriate.

Response 4.

Comment accepted. The Registrant has revised the Fees and Expenses—Annual Fund Operating Expenses table to include estimated Acquired Fund Fees and Expenses.

Comment 5.

The Principal Investment Risks section includes a risk factor regarding fixed income securities.  If the Fund expects to principally invest in fixed income securities, add disclosure about the Fund’s strategy to invest in fixed income securities to the Principal Investment Strategies section, including disclosure about the maturity of the fixed income securities in which the Fund invests.

Response 5.

Comment accepted. The Registrant has added disclosure regarding the Fund’s investments in fixed income securities.

Comment 6.

The Principal Investment Strategies section notes that “the Fund typically gains exposure to alternative investments through investments in underlying funds, including private investment funds or ‘hedge funds.’” In the Staff’s view, investments in hedge funds should be limited to 10% of a fund’s assets.

Please add disclosure regarding the Fund’s limit on investments in hedge funds to the Principal Investment Strategies section.

Response 6. Comment accepted.  The Registrant has added the requested disclosure to the Additional Information about Principal Investment Strategies and Related Risks—Principal Investment Strategies section.

Comment 7.

The Principal Investment Risks section includes a risk factor regarding asset-backed securities. If the Fund expects to principally invest in asset-backed securities, consider adding related disclosure to the Principal Investment Strategies section.

Response 7.

Comment accepted. The Registrant has added disclosure regarding the Fund’s investments in asset-backed securities.

Comment 8.

In the risk factor regarding derivatives, please include risk disclosure about the specific derivatives in which the Fund expects to invest. In the Principal Investment Strategies section, please also add disclosure about the specific derivatives in which the Fund expects to invest.

Response 8.

Comment accepted. The Registrant has added disclosure regarding the Fund’s investments in derivatives.

Comment 9.

The Principal Investment Risks section includes a risk factor regarding hedging transactions. If the Fund expects to principally engage in hedging transactions, add related disclosure to the Principal Investment Strategies section.

Response 9.

Comment accepted.  The Registrant has added disclosure regarding the Fund’s use of hedging strategies.

Comment 10.

Confirm whether the Fund will invest in small and mid-cap companies as part of its principal investment strategy. If so, add disclosure regarding this strategy.

Response 10.

Confirmed.  As disclosed in the Principal Investment Strategies section, the Fund may invest in securities of companies “with market capitalization of any size.”

Comment 11.

The Principal Investment Risks section includes a risk factor regarding sovereign debt. If the Fund expects to principally invest in sovereign debt, add related disclosure to the Principal Investment Strategies section.

Response 11.

Comment accepted. The Registrant has added disclosure regarding the Fund’s investments in soverign debt.

Comment 12.

The Principal Investment Risks section includes a risk factor regarding U.S. government securities. If the Fund expects to principally invest in U.S. government securities, add related disclosure to the Principal Investment Strategies section.

Response 12.

Comment accepted. The Registrant has added disclosure regarding the Fund’s investments in U.S. government securities.

Comment 13.

Please add disclosure regarding the Fund’s temporary defensive strategy to the section of the prospectus that provides disclosure in response to Item 9 of Form N-1A.

Response 13.

Disclosure regarding the Fund’s temporary defensive strategy is included at the end of the Additional Information about Principal Investment Strategies and Related Risks—Principal Investment Strategies section.

LARKIN POINT EQUITY PRESERVATION FUND

COMMENTS TO THE PROSPECTUS

Comment 14.

In connection with valuing derivative instruments that are included in the Fund’s 80% policy, please confirm that the Fund does not use the notional value of such derivatives for purposes of such calculation.

Response 14.

We confirm that the Fund does not use the notional value of the derivatives that are included in the Fund’s 80% policy when making the 80% policy calculations.

Comment 15.

Please clarify what is meant by “sectors” in the Principal Investment Strategies section.

Response 15.  The Fund uses Standard & Poor’s Global Industry Classification Standards definition of sectors.  As described in the Fund’s prospectus, in addition to investing in ETFs that track broad-based indices such as the S&P 500 Index, the Fund may also invest in ETFs that track specific sectors which collectively comprise the S&P 500 Index.  These sectors are consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities.

Comment 16.

Please explain how the Fund’s anticipated use of derivatives and risks associated with the use of derivatives aligns with the Fund’s capital preservation objective.

Response 16.  As described in the Fund’s prospectus, the Fund covers its option positions, effectively creating a paired spread where the potential loss for any short position is the spread between the paired options, or in the case of call options sold short, by holding underlying equity ETFs long.  The Fund believes that its systematic use of covered options is part of an overall risk management strategy that aligns with the Fund’s capital preservation objective.

Comment 17.

Please describe the limits on the Fund’s use of derivatives.

Response 17.  We confirm that the Fund will comply with any limitations on the use of derivatives provided by the Investment Company Act of 1940, as amended, and any rules, regulations or interpretive guidance thereunder.

Comment 18.

The Principal Investment Risks section includes a risk factor regarding fixed-income securities. If the Fund expects to principally invest in fixed-income securities, consider adding related disclosure to the Principal Investment Strategies section.

Response 18.  We confirm the Fund will not principally invest in fixed-income securities. Therefore, the relevant risk factor has been removed from the Principal Investment Risks section.

Comment 19.

Please explain the basis of for including a risk factor for index risk in the Principal Investment Risks section.

Response 19.  As described in the Fund’s prospectus, the Fund may invest in ETFs that track broad-based indices such as the S&P 500 Index and related derivative instruments. The index risk factor is included in relation to this aspect of the Fund’s principal investment strategies.

Comment 20.

Please acknowledge that short sales expenses will be disclosed in the fee table.

Response 20.  We confirm that short sales expenses, as applicable, will be disclosed in the fee table.

Comment 21.

The Principal Investment Risks section includes a risk factor regarding sovereign debt. If the Fund expects to principally invest in sovereign debt, consider adding related disclosure to the Principal Investment Strategies section.

Response 21.  We confirm the Fund will not principally invest in sovereign debt securities. Therefore, the relevant risk factor has been removed from the Principal Investment Risks section.

Comment 22.

The Principal Investment Risks section includes a risk factor regarding U.S. government securities. If the Fund expects to principally invest in U.S. government securities, consider adding related disclosure to the Principal Investment Strategies section

Response 22.  We confirm the Fund will not principally invest in U.S. government securities. Therefore, the relevant risk factor has been removed from the Principal Investment Risks section.

Comment 23.

Please ensure that all Principal Investment Risks listed in Item 9 of Form N-1A are also included in Item 4 of Form N-1A.

Response 23.

We confirm that all Principal Investment Risks listed in Item 9 of Form N-1A are now also included in Item 4 of Form N-1A.

REDWOOD MANAGED VOLATILITY FUND

COMMENTS TO THE PROSPECTUS

Comment 24.

In the Fees and Expenses—Annual Fund Operating Expenses table, please confirm whether Class N shares will pay distribution and/or services fees.

Response 24.

 Pursuant to the Two Roads Shared Trust Class N Master Distribution and Shareholder Servicing Plan, Class N shares of the Fund will pay distribution (12b-1) fees. The Fees and Expenses—Annual Fund Operating Expenses table has been revised accordingly.

Comment 25.

Please include a line item for “Acquired Fund Fees and Expenses” in the Fees and Expenses—Annual Fund Operating Expenses table, if appropriate.

Response 25.

Comment accepted. The Registrant has revised the Fees and Expenses—Annual Fund Operating Expenses table to include estimated Acquired Fund Fees and Expenses.

Comment 26.

The Principal Investment Risks section includes risk factors regarding foreign (non-U.S.) investments and emerging markets. Please clarify in the Principal Investment Strategies section that the Fund will have exposure to foreign investments including emerging markets.

Response 26.

Comment accepted. The Registrant has added disclosure regarding the Fund’s investments in foreign (non-U.S.) and emerging market securities.

Comment 27.

In the Principal Investment Strategies section, please include a discussion of the maturity and strategy of the Fund’s investments in high yield bond funds. Please also define high yield to mean “below investment grade.”

Response 27.

Comment accepted. The Registrant has added disclosure as requested.

Comment 28.

The Principal Investment Strategies section notes that “the Fund has the ability to leverage its portfolio by borrowing money in an amount of up to one-third of its assets.” If the Fund expects to borrow money in its first year of operation, add the estimated costs of borrowing to the Fees and Expenses—Annual Fund Operating Expenses table.

Response 28.

The Registrant expects that the Fund will borrow money in its first year of operation. Accordingly, the Registrant has added an estimate of the costs of borrowing to the Fund’s Fees and Expenses—Annual Fund Operating Expenses table.

Comment 29.

In the Principal Investment Strategies section, add disclosure about the specific derivatives in which the Fund expects to invest. Please also include risk disclosure about derivatives.

Response 29.

Comment accepted. The Registrant has added disclosure to addresss the Fund’s investment in derivatives.

Comment 30.

Please add disclosure regarding the Fund’s temporary defensive strategy to the section of the prospectus that provides disclosure in response to Item 9 of Form N-1A.

Response 30.

Disclosure regarding the Fund’s temporary defensive strategy is included at the end of the Additional Information about Principal Investment Strategies and Related Risks—Principal Investment Strategies section.

Comment 31.

With respect to the Prior Performance Information subsection:

a.

Please revise this subsection heading to clarify that the prior performance information is not for the Fund.

Response 31a.

Comment accepted. The subsection heading has been revised to read “Performance of Comparable Accounts.”

b.

Please confirm that the Composite performance record includes all accounts that are substantially similar to the Fund.

Response 31b.

The Composite performance included in the Performance of Comparable Accounts section reflects the performance of representative accounts managed with substantially similar objectives, policies and strategies as will be used to manage the Fund. The Composite performance was calculated in accordance with industry standards and has been attested to by the firm Rothstein, Kass & Company, P.C. Consistent with the standards set forth in Nicholas-Applegate Mutual Funds (pub. Avail. Aug. 6, 1996), the omission of certain accounts from the Composite has not resulted in disclosure that is inaccurate or misleading.

c.

Consider disclosing the name of the firm that examined the prior performance record or removing the reference to the audited performance record.

Response 31c.

The Registrant has revised the noted disclosure to state that the composite performance was examined by Rothstein, Kass & Company, P.C.

d.

If applicable, please disclose that if the accounts had incurred the same fees and expenses of the Fund, the prior performance shown would have been lower.

Response 31d.

The Registrant has added disclosure stating that if the performance of the Composite had been restated to reflect the applicable fees and expenses of each class of shares of the Fund, the performance may have been higher or lower than the performance shown.

e.

Please explain why the BofA Merrill Lynch 3-5 Year Treasury is an appropriate index.

Response 31e.

The Registrant believes that the BofA Merrill Lynch 3-5 Year Treasury Index is an appropriate index for the Fund because its return profile reflects the Fund’s strategy to manage the volatility of the Fund and reduce the likelihood of drawdowns.

* * *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

●

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (415) 262-4594.  Thank you.

Best regards,

/s/ Aisha J. Hunt

Aisha J. Hunt